2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

NEWS RELEASE

Lundin Mining Enjoying Exploration Drilling Success at Galmoy

April 10, 2006 (TSX: LUN; O-List Stockholmsbörsen: LUMI) Lundin Mining Corporation ("Lundin Mining" or the "Company") is pleased to announce that exploration drilling by its wholly owned subsidiary, Lundin Mining Exploration Limited, is discovering significant new mineralization at its Galmoy project in Ireland.

As part of an on-going 20,000 metre exploration drill program planned for 2006 in and near to the company's Galmoy mine in Ireland, the following results are reported:

K Southwest Zone
At the Galmoy Mine in Ireland, a high grade extension of the K Orebody (the "K Southwest Zone"), discovered in mid-2005 (refer to August 11, 2005 news release) has been drill-delineated at 25 metre spacing. Like the K Orebody, the zone is ribbon-shaped but is orientated north -south. By the end of 2005 the zone had been outlined as being approximately 150 metres long by 40 metres wide, with a measured resource of 187,000 tonnes grading 15.7% Zn, 3.8% Pb and 39 g/t Ag. As it is an extension of an existing orebody, the northern end of the zone has already been developed and mining from it is currently taking place. As of December 31, 2005, 86,000 tonnes at 16.3% Zn and 4.9% Pb had been mined, and a proven reserve of 94,000 tonnes at 11.9% Zn, 3.1% Pb and 29 g/t Ag remained. Mine exploration drilling in 2006 has extended the zone an additional 100 metres to the south.

CW Southeast Zone
Also in the vicinity of the mine, a new zone of zinc-lead -silver mineralization, named the CW Southeast Zone , has been discovered . This new zone is currently defined by seven vertical drill hole intercepts covering an approximate 100 x 50 metre area and is as close as 100 metres from existing underground mine workings. Step-out delineation drilling at 25 metre centres continues . At this early stage of delineation drilling, it is unclear what impact, if any, this new zone of mineralization will have on the mine's present and future mineral reserves and resources . The following table summarizes the analytical results of the individual drill holes. All drill holes were drilled vertically. Mineralized intervals are considered true thicknesses.

Hole No	From	To	Interval	% Zn	% Pb	g/t Ag
	(metres)	(metres)	(metres)
MR23	88.82	92.67	3.85	6.84	0.45	5.56

MR51	94.46	99.64	5.18	9.87	1.94	4.56

MR53	96.24	100.00	3.76	11.66	1.47	3.36

MR54	90.70	94.70	4.00	8.13	0.30	4.21

MR56	94.73	99.55	4.82	9.58	1.24	1.97

MR60	101.64	108.50	6.86	5.24	0.36	2.49

MR61	94.80	98.40	3.60	3.46	0.12	1.82

Lundin Mining Corporation
News Release

Rapla South Prospect

Exploration drilling has also discovered significant new mineralization located approximately 6 km northeast of the Galmoy Mine and over 500 metres southwest of the known Rapla prospect. The discovery hole was collared 200 metres west of the nearest previously drilled hole and is the first of six vertical drill holes planned for 2006 in this area. Semi-massive to massive sulphide mineralization was intersected over 3.62 metres (considered true thickness; from 545.08 metres depth) grading 9.79% Zn, 1.99% Pb and 4.52 g/t Ag , including 1.92 metres grading 15.71% Zn, 3.64% Pb and 4.56 g/t Ag. Drilling of the second hole of the planned programme is currently taking place 200 metres to the south of the discovery hole.

Drill core was logged, split and sampled by Company personnel at facilities on the Galmoy property in Co, Kilkenny, Ireland. Samples were subsequently bagged, sealed and transported to the Company's analytical laboratory at the nearby Galmoy minesite where the samples were prepared and analyzed in accordance to common industry standards and procedures under the supervision of the Company's lab manager and analytical chemist. At the mine lab each exploration sample is individually crushed to a maximum particle size of approximately 6 mm. Each crushed sample is then split using a riffle and an approximate 300 gram sub-sample of crushed material is taken and pulverized using a standard 'ring-and-puck' mill until 100% of the sub -sample has a particle size of less than 150 microns. For zinc and lead analysis, a 0.5 gram sub-sample of the pulverized material is then digested using standard Aqua Regia. Following digestion the solution is diluted to 250 ml before analyzing by Atomic Absorption instrumentation. For silver analysis, a 1 gram sub-sample of pulverized material is digested in the same manner with Aqua Regia but is then diluted to 100 ml before analyzing by Atomic Absorption instrumentation. The mine laboratory follows a quality assurance programme that includes rigorous cleaning of sample preparation equipment between samples and batches and the use of quality control samples such as certified standards.

The drill program and technical data are under the management of Andrew Bowden, Exploration Manager, Ireland, who is a professional geologist and Qualified Person pursuant to NI 43-101.

Lundin Mining is an active explorer for minerals and a fast growing producer of base metals, with a focus on zinc. The company owns three mines, two in Sweden, Zinkgruvan and Storliden, and one in Ireland, Galmoy. The exploration portfolio is extensive and it also includes interests in international ventures and development projects. Lundin Mining has its head office in Vancouver, Canada, and its executive management team in Stockholm, Sweden. Lundin Mining's shares are listed on the Toronto Stock Exchange and its SDRs on the Stockholm Stock Exchange O-list.

ON BEHALF OF THE BOARD

"Karl-Axel Waplan"
President and CEO

For further information, please contact:
Sophia Shane, Investor Relations - North America: (604) 689-7842 or
Karl-Axel Waplan, President & CEO : +46-705 -10 42 39